Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG

TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com
August 17, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola, Esq., Special Counsel
Mr. Matthew Derby, Esq., Attorney-Advisor
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Staff Accountant

Re:	Qutoutiao Inc. Registration Statement on Form F-1 CIK No. 0001733298

Ladies and Gentlemen:

On behalf of our client, Qutoutiao Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Registration Statement on Form F-1 (the “Registration Statement”) on EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the comments contained in the comment letter dated August 16, 2018 from the Staff (the “Staff”) of the Commission (the “August 16 Comment Letter”) by revising the Company’s draft Registration Statement on Form F-1 confidentially submitted to the Staff on July 27, 2018 (the “July 27 Submission”) or providing an explanation in response to the comments. In addition, the Company has included in the Registration Statement updated operating data and certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER     IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES     PALO ALTO    SÃO PAULO    SEOUL    TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett

August 17, 2018

We will also supplementally provide the Staff with five (5) courtesy copies of the Registration Statement which has been marked to show changes to the July 27 Submission.

Set forth below is the Company’s response to the Staff’s comment in the August 16 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference.

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General

1.	Please provide us with a copy of the Analysys Report dated July 27, 2018 for our review.

The Company notes the Staff’s comment and will supplementally provide the Staff with a copy of the Analysys Report dated August 15, 2018.

Risk Factors

2.	Please provide risk factor disclosure that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

In response to the Staff’s comment, the Company has added the requested disclosure on page 59 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 82

3.

We note that “activated users” refer to the aggregate number of unique mobile devices that have downloaded and launched your relevant mobile application at least once. Please revise your “activated users as of the end of the period” (for example, by footnote) to quantify the percentage of your activated users who have been inactive for 90 or more days for each period presented.

The Company respectfully advises the Staff that the inclusion of “activated users” in the Registration Statement is aimed to illustrate the growth in the total number of unique mobile devices that have downloaded and launched the Company’s mobile application, Qutoutiao. Such operating data is not meant to demonstrate the number of active unique mobile devices that are currently using Qutoutiao, as such information is illustrated through MAUs and average DAUs currently disclosed in the Registration Statement. To clarify the nature of such operating data, the Company has revised the term “activated users” to “installed users” in the Registration Statement.

Simpson Thacher & Bartlett

August 17, 2018

Related Party Transactions, page 153

4.	Please file the agreements with the affiliate of Tencent and AdIn Media as exhibits to the registration statement or tell us why these are not material. Refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that the agreements entered into with AdIn Media (Shanghai) Co., Ltd., or AdIn Media, are of the type often entered into in the ordinary course of the Company’s business when the Company provides agent and platform services or advertising services to other third-party advertising platforms or advertising customers. Service fees received from AdIn Media in the six months ended June 30, 2018 amounted to only RMB6.5 million, representing less than 1% of the Company’s net revenues in the period, and is not material to the Company’s business. As such, the Company respectfully advises the Staff that such agreements are not required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K.

Furthermore, the Company’s respectfully advises the Staff that although Mr. Eric Siliang Tan, our executive chairman, owns a minority interest in AdIn Media and is one of its key management personnel, Mr. Tan does not have control over AdIn Media. As such, the Company does not believe the agreements with AdIn Media is one entered into with the Company’s director, executive officer and security holder, and the requirement of Item 601(b)(10)(ii)(A) of Regulation S-K is also not applicable.

The Company respectfully advises the Staff that although the Company has entered into a cooperation agreement with an affiliate of Tencent in March 2018 to promote the Company’s mobile application, the amount paid pursuant to the agreement was only RMB31.5 million which are to be recognized over three years, the duration of the agreement. Amount of service fee recognized as to this agreement in the six months ended June 30, 2018 was RMB2.8 million, which represented approximately 0.3% of the Company’s total sales and marketing expenses in the period. The Company primarily leverages its own loyalty program to acquire users and keep users engaged, and supplement such efforts by using various third-party online and offline channels. As such, amount of service fees under the cooperation agreement that is to be recognized in the future will continue to be minimal. The Company thus advises the Staff that the cooperation agreement is similar in nature to those agreements entered into with other third-party online and offline channels in the Company’s ordinary course of business and is “immaterial in amount or significance”, and therefore not required to be filed pursuant to the requirement of Item 601(b)(10)(ii)(A) of Regulation S-K.

Simpson Thacher & Bartlett

August 17, 2018

Similarly, the Company currently utilize a number of service providers as to cloud computing and short messaging services, with an affiliate of Tencent as only one of such providers. In addition, the amount paid amounted to only RMB5.5 million in the six months ended June 30, 2018, or approximately 0.4% of the Company’s total cost and operating expenses in the period. As such, the Company advises the Staff that that agreement with such affiliate of Tencent is similar in nature to those entered into with other third parties in the ordinary course of business and is “immaterial in amount or significance”, and therefore not required to be filed pursuant to the requirement of Item 601(b)(10)(ii)(A) of Regulation S-K.

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Simpson Thacher & Bartlett

August 17, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Executive Chairman

Lei Li, Director and Chief Executive Officer

Jingbo Wang, Director and Chief Financial Officer

Qutoutiao Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Dan Ouyang

Jie Zhu

Wilson Sonsini Goodrich & Rosati

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP

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